SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: August 2007	Commission File Number: 1-8481

BCE Inc.
 (Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7,  (514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [  ]                                         Form 40-F [X]

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes [  ]                                          No [X]

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-                  .

Only the BCE Inc. Management’s Discussion and Analysis of Financial Condition and Results of Operations for the quarter ended June 30, 2007 and the BCE Inc. unaudited interim consolidated financial statements for the quarter ended June 30, 2007, included in the BCE Inc. 2007 Second Quarter Shareholder Report filed with this Form 6-K as Exhibit 1, and the Reconciliation of Canadian GAAP to United States GAAP filed with this Form 6-K as Exhibit 2, are incorporated by reference in the registration statements filed by BCE Inc. with the Securities and Exchange Commission on Form F-3 (Registration No. 333-12130), Form S-8 (Registration No. 333-12780), Form S-8 (Registration No. 333-12802) and Form S-8 (Registration No. 333-12804). Except for the foregoing, no other document or portion of document filed with this Form 6-K is incorporated by reference in BCE Inc.’s registration statements. Notwithstanding any reference to BCE Inc.’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s site or any other site on the World Wide Web referred to in BCE Inc.’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc. (signed) Siim A. Vanaselja
Siim A. Vanaselja Chief Financial Officer Date: August 1, 2007

EXHIBIT INDEX

1.      BCE Inc. 2007 Second Quarter Shareholder Report

2.      Reconciliation of Canadian GAAP to United States GAAP

3.      Supplementary Financial Information – Second Quarter 2007

4.      CEO/CFO Certifications

5.      News Release